UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   _________

                              Amendment No. 5 to
                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR SECTION 13(e)(1) OF THE SECURITIES ACT OF 1934

                                   _________

                          ORCKIT COMMUNICATIONS LTD.
                      (Name of Subject Company (Issuer))

                                   _________


                          ORCKIT COMMUNICATIONS LTD.
                       (Name of Filing Person (Offeror))

            5.75% Convertible Subordinated Notes due April 1, 2005
                        (Title of Class of Securities)

                             685725AA1, 685725AB9
                     (CUSIP Number of Class of Securities)
                                   _________

                                 Mr. Aviv Boim
                          Orckit Communications Ltd.
                            126 Yigal Allon Street
                            Tel Aviv, Israel 67443
                            (011) (972-3) 696-2121
         (Name, Address, and Telephone Numbers of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                            Vincent J. Pisano, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                (212) 735-3000
                                   _________

                           CALCULATION OF FILING FEE
===============================================================================
     Transaction Valuation*                      Amount of Filing Fee
          $5,000,000                                      $460

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5.75% Convertible Subordinated Notes due April 1, 2005.

/X/ Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount Previously Paid: $460.00         Filing party: Orckit Communications Ltd.
Form or Registration No.: Schedule TO   Date Filed: December 2, 2002

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
    /_/  third-party tender offer subject to Rule 14d-1.
    /X/  issuer tender offer subject to Rule 13e-4.
    /_/  going private transaction subject to Rule 13e-3.
    /_/  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/
===============================================================================

                  This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 2, 2002 by Orckit Communications Ltd., a corporation organized under the laws of Israel ("Purchaser"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission (the "SEC") on December 4, 2002, Amendment No. 2 filed with the SEC on December 16, 2002, Amendment No. 3 filed with the SEC on December 17, 2002 and Amendment No. 4 filed with the SEC on December 20, 2002. The Schedule TO relates to the purchase of up to $5,000,000 aggregate principal amount of Purchaser's outstanding 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes") at a price not greater than $650 nor less than $500 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated December 2, 2002, as amended and restated by the Amended and Restated Offer to Purchase dated December 16, 2002 (the "Offer to Purchase") and in the related Letter to Noteholders from Purchaser (which, as amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). The Offer expired at 12:00 midnight, New York City time, on December 31, 2002. This Tender Offer Statement on Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

                  Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and Schedule TO.

Item 4.  Terms of the Transaction

                  The Offer expired at Midnight, New York City time on December 31, 2002. Pursuant to the Offer, $95,000 principal amount of Notes were validly tendered and not withdrawn prior to the expiration of the Offer. Purchaser will accept for payment $95,000 aggregate principal amount of Notes at a price of $650 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

                  Purchaser issued a press release on January 7, 2003 announcing the results of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

          Exhibit
          Number                Description

          (a)(2)(ii) Press Release, dated January 7, 2003, announcing the results of the Offer.



                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ORCKIT COMMUNICATIONS LTD.


                                               By: /s/ Aviv Boim
                                                    Aviv Boim
                                                    Chief Financial Officer

Dated:  January 7, 2003


                                 EXHIBIT INDEX

  Exhibit
  Number                Description

  (a)(1)(i)*            Amended and Restated Offer to Purchase.
  (a)(1)(ii)*           Letter to Noteholders from Purchaser.
  (a)(1)(iii)*          Noteholder's Instruction to Broker or Bank.
  (a)(1)(iv)*           Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.
  (a)(1)(v)*            Letter to Reorganization, Corporate Actions and
                        Convertible Bond Departments.
  (a)(1)(vi)*           Amended and Restated Solicitation Fee Payment Request
                        Form.
  (a)(2)(i)*            Press Release, dated December 19, 2002, announcing
                        Amended and Restated Offer to Purchase.
  (a)(2)(ii)            Press Release, dated January 7, 2003, announcing the
                        results of the Offer.

  * Previously Filed.